Exhibit 3.1

WORLD WIDE LICENSE AGREEMENT

THIS AGREEMENT is made this 17th day of September, 2003, between CERAMEXT, LLC, a Nevada Limited-Liability Company (Licensor) and Golden Bear Ceramics Company, a Nevada corporation (Licensee).

Recitals

A.

Licensor is the owner of certain technology and know-how and intellectual property pertaining to ceramics in which Licensor has filed a patent application (Serial No. 09/596,271) revealing the invention (Invention), now U.S. Patent No. 6,547,550. Licensor also owns U.S. Trademark application serial number 76/218,527 for CERAMEXT.

B.

Subject to the restrictions and reservations of section 4, Licensor desires to grant Licensee the exclusive world wide rights to manufacture, market and use the Invention, including but not limited to the right to build plants, to manufacture products itself or by using subcontractors and to sub-license and market the Invention (the "License"), and Licensee desires to acquire the License.

C.

Licensee is a wholly-owned subsidiary of Emgold Mining Corporation ("Emgold"), a British Columbia public company.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants set forth herein, it is agreed by and between the parties as follows:

1.

The Intellectual Property Rights.  The rights subject to this agreement (the "Rights"), include trade secrets, know-how and show-how, comprising intellectual property rights attached to or deriving from the above referenced patent and also include those rights associated with the trademark CERAMEXT ™. Licensee shall use the trademark CERAMEXT™ in the promotion and sales of the licensed products. The Rights also include the patent application now pending in the Patent Office which is related to the issued patent as well as all improvements irrespective of which party invents the improvement.  Should any such improvement stem from Golden Bear or its affiliate employees, they shall transfer their rights to Licensor.

2.

Grant of World Wide License.  Licensor represents that it has full and complete authority to globally license the Rights to Licensee and Licensor hereby grants the License to Licensee.  Licensee acknowledges that CERAMEXT, LLC presently has no patents and no patents pending outside of the United States of America.

Licensee agrees that it will only sub-license to qualified third parties who will observe all the terms of this agreement, and Licensee will notify the Licensor of any sub-license granted by the Licensee.

3.

Royalty.  In consideration of this Agreement, Licensee agrees to pay Licensor a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced with the Invention.  For purposes of this Agreement, gross sales revenue will be calculated based on the amount of revenue collected in any one month  by the Licensee  and is payable in the second month after the receipt of such revenue.   Each royalty payment will be accompanied by a sales and revenue summary.

4.

Maintaining Exclusivity.  The Rights herein will remain in force based upon Licensee maintaining minimum royalty payments calculated on a quarterly basis.  Licensee has the right to maintain the License by payment at the end of each quarter of the corresponding minimum royalty.  Minimum royalty payments required to maintain the exclusive license are:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year 1:	$ 0	$ 0	$ 0	$ 0
Year 2:	$ 5,000	$ 5,000	$ 5,000	$ 5,000
Year 3:	$ 10,000	$ 10,000	$ 10,000	$ 10,000
Year 4:	$ 20,000	$ 20,000	$ 20,000	$ 20,000
Year 5 and thereafter:	$ 40,000	$ 40,000	$ 40,000	$ 40,000

For the purposes hereof, "Year 1" will be deemed to commence 90 days after the later of the date of signing of this agreement and the date of approval of the agreement by Regulatory Authorities.

Production royalties shall not commence until after Licensee has commissioned and successfully operated a pilot plant (as designed by Licensor) that uses the invention to produce saleable grade products and upon completion of a positive feasibility study and marketing plan to confirm that the invented manufacturing process can be proven to operate continuously and where operating costs are demonstrated to make economic products.   Licensee shall spend up to $1.2 million dollars to make the pilot plant operational and complete feasibility and marketing studies.  Licensee agrees to use all reasonable efforts to begin design and construction of the pilot plant within four months of the signing of this agreement and approval by Regulatory Authorities.

Where royalty payments in excess of the minimum are paid in any quarter, the excess amount so paid may be carried forward and applied toward the minimum payment required in any subsequent quarter.

If Licensee fails to pay the minimum amount required on any minimum royalty payment due date, Licensor, may provide written notice of default to Licensee, and if such default is not cured by the required payment within 30 days of receipt of such notice this agreement may be terminated by Licensor.

5.

Records.  Licensee agrees to maintain complete and accurate records of its manufacture and sale of goods subject to royalty and will request the same of any sub-licensee.  Such records and other operations of Licensee or sub-licensee shall be available during ordinary business hours for examination by an authorized employee or representative of Licensor.

6.

Pricing.  Licensee shall have the right to establish the price at which it will sell the Invention or products derived therefrom provided that the sale occurs to a third party unaffiliated with Licensee in an arm’s length transaction.  Sales to entities related to Licensee shall be assessed at a royalty based on the highest gross sale made on a sale to a non related entity.

7.

Reimbursement of Costs.  Licensee agrees that it pay to Licensor the sum of $100,000 within 90 days of Regulatory Approval of this agreement in reimbursement for patenting costs, trademark or trade dress registration costs, and any other R&D costs incurred by Licensor to date.  Licensee also will tender to Licensor 200,000 shares of unrestricted EMGOLD stock, fully paid and freely alienable, subject to such restrictions on transferability as may be required under applicable securities laws and regulations, subject to and within 90 days of Regulatory Approval.  Licensee also agrees that it will reimburse Licensor for any future patenting costs, trademark or trade dress registration costs, and any other R&D costs incurred by Licensor on behalf of Licensee while it wishes to maintain its exclusive License provided that any such expenses are approved by Licensee prior to expenditure.

8.

Defending the Rights.  Licensee has the exclusive right and agrees to defend all the Rights owned by Licensor in the event of infringement in the field of Licensee’s exclusive License.  In the event of an award (which may also include damages) being granted Licensee for its lost sales and profits, Licensee agrees to pay Licensor 20% of the net award after receiving reimbursement from any award for any documented legal and/or other directly related costs that Licensor has incurred in the defense of the patent.

9.

Parties and Assignment.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties or their successors or assigns.  If Licensee wishes to transfer the license with the sale of its business, it must have the prior written consent of Licensor, which shall not be unreasonably withheld.  Upon transfer of this agreement, the transferee shall execute a written document declaring it will: (i) assume all of the obligations undertaken by Licensee hereunder; (ii) acknowledge that it has satisfied itself that the Licensor’s right to license same are valid and incontestable; and (iii) covenant not to directly or indirectly contest, challenge or deny the validity of any of Licensor’s Rights in any forum or for any purpose.

10.

Insurance.  Licensee agrees to maintain products liability insurance in force in the amount not less than $2,000,000 (two million dollars), and to indemnify Licensor against any and all claims.  Licensee agrees to name Licensor as co-insured and shall provide Licensor proof of insurance with each premium payment.

11.

Amendment and Termination.  This Agreement may be altered, amended or terminated only in writing and signed by both parties.

12.

Governing Law.  This Agreement shall be interpreted and construed under the laws of the State of California.

13.

Currency.  All dollar amounts referred to herein are in United States funds.

14.

Regulatory Approval.  This Agreement shall be subject to acceptance for filing on behalf of  Emgold by the TSX Venture Exchange ("Regulatory Approval") and Licensee agrees to use all reasonable efforts to obtain such Regulatory Approval as expeditiously as possible and in any event within 90 days of the date of execution hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Licensor

By:

/s/ Ross Guenther

Licensor’s authorized signature
Ross Guenther
General Manager
CERAMEXT, LLC
A Nevada Limited-Liability Company
c/o Harris Thompson & Associates
6121 Lake Side Drive, Suite 260
Reno, Nevada  89511

Licensee

By:

/s/ William J. Witte

Licensee’s authorized signature
William J. Witte
President and CEO
Golden Bear Ceramics Corp.

P.O. Box 1836

Suite 210

431 Crowne Point Circle

Grass Valley, California

95945